Exhibit 16.1

August 5, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated August 5, 2025 of ImageneBio, Inc. and are in agreement with the statements contained in the first, second, third and fourth paragraphs under (a) Dismissal of Independent Registered Public Accounting Firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP